Filed Pursuant to Rule Number 424(b(3)
Registration No. 333-176604

PREFERRED APARTMENT COMMUNITIES, INC.
SUPPLEMENT NO. 4 DATED SEPTEMBER 13, 2012
TO THE PROSPECTUS, DATED NOVEMBER 18, 2011
This prospectus supplement (this “Supplement No. 4”) is part of the prospectus of Preferred Apartment Communities, Inc. (the “company,” “us,” “our” or “we”), dated November 18, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 3, 2012 (“Supplement No. 1”), Supplement No. 2, dated May 11, 2012 (“Supplement No. 2”) and Supplement No. 3, dated August 23, 2012 (“Supplement No. 3”). This Supplement No. 4 supplements, modifies or supersedes certain information contained in the Prospectus. This Supplement No. 4 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3.
The purpose of this Supplement No. 4 is to disclose the following:

•	two real estate loans recently originated by the company; and

•	the company’s entrance into a revolving credit facility.

PREFERRED APARTMENT COMMUNITIES, INC.

TABLE OF CONTENTS

	Supplement No. 4 Page No.	Prospectus/Supplement No. 3 Page No.
Prospectus Updates	S-1	S-2
Prospectus Summary	S-1	4 / S-4
Risk Factors	S-1	53
Business	S-2	95 / S-29, S-35, S-39
Description of Real Estate Investments	S-2	113 / S-51
Certain Relationships and Related Transactions	S-4	143 / S-66

i

PROSPECTUS UPDATES
Prospectus Summary

The following disclosure is added immediately following the first paragraph on page S-4 of Supplement No. 3.

“On August 31, 2012, City Vista Mezzanine Lending, LLC, a wholly owned subsidiary of our operating partnership, made a mezzanine loan of up to $12,153,000 to Oxford City Vista Development LLC, a Georgia limited liability company, in connection with the borrower's plans to construct a 272-unit multifamily community in Pittsburgh, Pennsylvania, or the City Vista Mezzanine Loan. Approximately $5,640,266 of the City Vista Mezzanine Loan was funded by the lender to the borrower on the closing date and the balance of the City Vista Mezzanine Loan is expected to be drawn by the borrower over approximately the next seven months.

On September 6, 2012, City Park Mezzanine Lending, LLC, a wholly owned subsidiary of our operating partnership, made a mezzanine loan of up to $10,000,000 to Oxford City Park Development LLC, a Georgia limited liability company, in connection with the borrower's plans to construct a 284-unit multifamily community in Charlotte, North Carolina as part of a master plan to redevelop the former Charlotte Coliseum site, or the City Park Mezzanine Loan. Approximately $5,070,511 of the City Park Mezzanine Loan was funded by the lender to the borrower on the closing date and the balance of the City Park Mezzanine Loan is expected to be drawn by the borrower over approximately the next seven months.”

Risk Factors
The following disclosure replaces in its entirety the risk factor on page 53 of the Prospectus entitled “High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce the cash available for distribution to stockholders.”

“High levels of debt or increases in interest rates would increase the amount of our loan payments, which would reduce the cash available for distribution to stockholders.

As mentioned above, we incur and expect to continue to incur debt. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. Interest we pay reduces cash available for distribution to stockholders. Additionally, indebtedness under our senior secured revolving credit facility is subject to, and we may incur additional indebtedness in the future that is subject to, variable interest rates, and as a result, increases in interest rates on such indebtedness would reduce our cash flows and our ability to pay dividends to our stockholders. In addition, if we are required to repay existing debt during periods of higher interest rates, we may need to sell one or more of our investments in order to repay the debt, which might reduce the realization of the maximum return on such investments and could result in a loss.”
The following disclosure replaces in its entirety the risk factor on page 53 of the Prospectus entitled “Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.”
“The credit agreement for our senior secured revolving credit facility, or the Revolving Facility Credit Agreement, contains, and future financing arrangements will likely contain, restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

We are subject to certain restrictions pursuant to the restrictive covenants of the Revolving Facility Credit Agreement, which may affect our distribution and operating policies and our ability to incur additional debt. The Revolving Facility Credit Agreement contains, and loan documents entered into in the future will likely contain, certain operating covenants that limit our ability to further mortgage the property or discontinue insurance coverage. In addition, future financing arrangements likely will contain financial covenants, including certain coverage ratios and limitations on our ability to incur secured and unsecured debt, make distributions, sell all or substantially all of our assets, engage in mergers and consolidations and certain acquisitions and other restrictions. Specifically, our ability to make distributions may be limited by the Revolving Facility Credit Agreement, pursuant to which our distributions may not exceed the greater of (i) 95.0% of our AFFO and (ii) the amount required for us to maintain our status as a REIT. Covenants under any future indebtedness may restrict our ability to pursue certain business initiatives or certain acquisition transactions. In addition, failure to meet any of these covenants, including the financial coverage ratios, could cause an event of default under or accelerate some or all of our indebtedness, which would have a material adverse effect on us.”

Business; Description of Real Estate Investments
The following disclosure is added immediately following: (i) the fourth paragraph under the section entitled “Business—Real Estate Loan Investments— Iris Bridge Loan” on page S-29 of Supplement No. 3 and (ii) the first paragraph on page S-51 of Supplement No. 3.

“City Vista Mezzanine Loan

On August 31, 2012, City Vista Mezzanine Lending, LLC, a wholly owned subsidiary of our operating partnership, made the $12,153,000 City Vista Mezzanine Loan to Oxford City Vista Development LLC, a Georgia limited liability company, in connection with the borrower's plans to construct a 272-unit multifamily community in Pittsburgh, Pennsylvania. Approximately $5,640,266 of the City Vista Mezzanine Loan was funded by the lender to the borrower on the closing date and the balance of the City Vista Mezzanine Loan is expected to be drawn by the borrower over approximately the next seven months.
In connection with the closing of the City Vista Mezzanine Loan, the lender received a loan fee of 2% of the amount of the City Vista Mezzanine Loan funded on the closing date, or $112,825. In addition, we paid a fee of $56,412, or 1.0% of the amount of the City Vista Mezzanine Loan funded on the closing date, to our manager as an acquisition fee in accordance with the terms of the management agreement, of which WOF received $564 through its special limited liability company interest in our manager. As the City Vista Mezzanine Loan is drawn by the borrower, the lender will receive a loan fee of 2% of the amount funded from time to time to the borrower, and we will pay to our manager a fee of 1% of the amount funded from time to time to the borrower as an acquisition fee in accordance with the terms of the management agreement.
The City Vista Mezzanine Loan matures on June 1, 2016, with the borrower having the right to extend the maturity date to July 1, 2017 and no other options to extend. The City Vista Mezzanine Loan bears interest at a fixed rate of 8.0% per annum. Interest will be paid monthly with principal. Any remaining accrued but unpaid interest is due at maturity. The City Vista Mezzanine Loan is subordinate to a senior loan of up to an aggregate amount of approximately $28.4 million that is held by an unrelated third party, or the City Vista Senior Loan. The City Vista Mezzanine Loan is secured by a pledge of 100% of the membership interests in the borrower. W. Daniel Faulk, Jr. and Richard A. Denny, III, both unaffiliated third parties, have guaranteed to the lender the completion of the project in accordance with the plans and specifications and have provided a full payment guaranty. These guaranties are subject to the rights held by the senior lender pursuant to a customary intercreditor agreement between the City Vista Mezzanine Loan lender and the senior lender. Prepayment of the City Vista Mezzanine Loan is permitted in whole, but not in part, without lender consent. Prepayment of the City Vista Mezzanine Loan is required in whole upon (a) the refinancing of the City Vista Senior Loan, or (b) the disposition, mortgage, encumbrance, financing or refinancing of (i) any of the borrower’s property serving as collateral, or (ii) any interest of the borrower in Oxford City Vista Apartments LLC, a Georgia limited liability company, or its successors and assigns.
Under the terms of a purchase option agreement entered into concurrently and in connection with the closing of the City Vista Mezzanine Loan, the lender has an option (but not an obligation) to purchase the property between and including February 1, 2016 and May 31, 2016 for a pre-negotiated purchase price of $43,560,271. If the property is sold to, or refinanced by, a third party at any time, or is paid off at any time, the lender will be entitled to an exit fee in the amount required to provide a rate of return on the City Vista Mezzanine Loan of 14.0% per annum, based on cumulative non-compounded interest on a loan amount of $12,153,000, as borrowed; provided, however, that such exit fee shall not be required to be paid if the lender or a wholly owned direct or indirect subsidiary of the lender acquires the property at any time during the term of the City Vista Mezzanine Loan.
City Park Mezzanine Loan
On September 6, 2012, City Park Mezzanine Lending, LLC, a wholly owned subsidiary of our operating partnership, made the City Park Mezzanine Loan to Oxford City Park Development LLC in connection with borrower's plans to construct a 284-unit multifamily community in Charlotte, North Carolina as part of a master plan to redevelop the former Charlotte Coliseum site. Approximately $5,070,511 of the City Park Mezzanine Loan was funded by the lender to the borrower on the closing date and the balance of the City Park Mezzanine Loan is expected to be drawn by the borrower over approximately the next seven months.
In connection with the closing of the City Park Mezzanine Loan, the lender received on the closing date a loan fee of 2% of the amount of the City Park Mezzanine Loan funded, or $104,430. In addition, we paid on the closing date a fee of $50,715, or 1.0% of the amount of the City Park Mezzanine Loan funded on the closing date, to our manager as an acquisition fee in accordance with the terms of the management agreement, of which WOF received $507 through its special limited liability company interest in our manager. As the City Park Mezzanine Loan is drawn by the borrower, the lender will receive a loan fee of 2% of the amount funded from time to time to the borrower, and we will pay to the manager a fee of 1% of the amount funded from time to time to the borrower as an acquisition fee in accordance with the terms of the management agreement.
The City Park Mezzanine Loan matures on September 5, 2017, with no option to extend and bears interest at a fixed rate of 8.0% per annum. Interest will be paid monthly with principal. Any remaining accrued but unpaid interest is due at maturity. The City Park Mezzanine Loan is subordinate to a senior loan of up to an aggregate amount of approximately $18.6 million that is held by an unrelated third party, or the City Park Senior Loan. The City Park Mezzanine Loan is secured by a pledge of 100% of the membership interests in the borrower. W. Daniel Faulk, Jr. and Richard A. Denny, III, both unaffiliated third parties, have guaranteed to the lender the completion of the project in accordance with the plans and specifications and have provided a full payment guaranty. These guaranties are subject to the rights held by the senior lender pursuant to a customary intercreditor agreement between the City Park Mezzanine Loan lender and the senior lender. Prepayment of the City Park Mezzanine Loan is permitted in whole, but not in part, without the lender’s consent. Prepayment of the City Park Mezzanine Loan is required in whole upon (a) the refinancing of the City Park Senior Loan; or (b) the disposition, mortgage, encumbrance, financing or refinancing of (i) any of the borrower’s property offered as collateral, or (ii) any interest of the borrower in Oxford City Park Apartments LLC, a Georgia limited liability company, or its successors and assigns.
Under the terms of a purchase option agreement entered into on the closing date in connection with the closing of the City Park Mezzanine Loan, the lender has an exclusive option (but not an obligation) to purchase the property between and including November 1, 2015 and March 31, 2016 for a pre-negotiated purchase price of $30,945,845. If the property is sold to, or refinanced by, a third party at any time, or is paid off at any time, the lender will be entitled to an exit fee in the amount required to provide a rate of return on the City Park Mezzanine Loan of 14.0% per annum, based on cumulative non-compounded interest on a loan amount of $10,000,000, as borrowed; provided, however, that such exit fee shall not be required to be paid if the lender or a wholly owned direct or indirect subsidiary of the lender acquires the property.”

The following language replaces in its entirety the final sentence of the second paragraph on page S-35 of Supplement No. 3.

“In connection with entering into a forward purchase or option to purchase contract, we may be required to provide a deposit, a mezzanine loan or other assurances of our ability to perform our obligations under the forward purchase or option to purchase contract. See the section entitled “Business — Real Estate Loan Investments” elsewhere in this prospectus for a detailed description of the terms of the Oxford Hampton Mezzanine Loan, the Oxford Summit II Mezzanine Loan, the City Vista Mezzanine Loan and the City Park Mezzanine Loan.”

The following language is added immediately following the second full paragraph on page S-39 of Supplement No. 3.

“Revolving Credit Facility

On August 31, 2012, we and our operating partnership entered into the Revolving Facility Credit Agreement with KeyBank National Association, or KeyBank, and the other lenders party thereto, to obtain a $15,000,000 senior secured revolving credit facility. As of September 12, 2012, approximately $10.4 million of the senior secured revolving credit facility was outstanding.

We and our operating partnership intend to use the net proceeds of the senior secured revolving credit facility, on an as needed basis, to fund investments, capital expenditures, dividends (with KeyBank’s consent) and working capital and other general corporate purposes.

At our operating partnership’s election, loans made under the senior secured revolving credit facility bear interest at a rate per annum equal to: (x) during periods when interest accrues on such loans at the Base Rate, as defined below, the greatest of (1) KeyBank’s “prime rate”, (2) the Federal Funds Effective Rate (as defined in the Revolving Facility Credit Agreement) plus 0.5%, and (3) the Adjusted Eurodollar Rate (as defined in the Revolving Facility Credit Agreement) for a one-month interest period plus 1.00%, or collectively the Base Rate; or (y) during periods when interest accrues on such loans at the Eurodollar Rate (as defined below), the one-, two-, three-, or six-month per annum LIBOR for deposits in the applicable currency, or the Eurodollar Rate, as selected by our operating partnership; plus, in the case of either Eurodollar Rate loans or Base Rate loans, an applicable margin. The applicable margin for Eurodollar Rate loans is 5.00% and the applicable margin for Base Rate loans is 3.00%. Commitment fees on the average daily unused portion of the senior secured revolving credit facility are payable at a rate per annum of 0.5%.

The senior secured revolving credit facility has a maturity date of August 31, 2013. Our operating partnership has the right to prepay amounts owing under the senior secured revolving credit facility, in whole or in part, without premium or penalty, subject to any breakage costs and minimum repayment amounts of $100,000 on Eurodollar Rate loans and $500,000 on Base Rate loans (or, if less than such amounts, the full amount owing under the senior secured revolving credit facility). Our operating partnership is required to prepay amounts owing under the senior secured revolving credit facility with the net proceeds from certain transactions or events, including (subject to certain exceptions) (a) sales of equity securities by our company or any of its subsidiaries; (b) repayment of principal under any note receivable of our company or any of its subsidiaries; (c) asset sales by our company or any of its subsidiaries, (d) receipt of more than $100,000 by our company or any of its subsidiaries from the loss or destruction of any properties; or (e) the sale or issuance of any indebtedness by our company or any of its subsidiaries.

Interest on Base Rate loans is payable monthly in arrears on the first business day of each month. Interest on Eurodollar Rate loans is payable at the end of each interest rate period, or, in the case of an interest period that is longer than three months, at the end of each three-month interval within such interest rate period. Principal and any accrued but unpaid interest is due at maturity on August 31, 2013.

Borrowings under the senior secured revolving credit facility are secured by, among other things, a pledge by our operating partnership of specified assets (including real property, if any), stock and other interests as collateral for the senior secured revolving credit facility obligations. The specified assets that have been pledged include, among other things, 100% of the ownership of each of our operating partnership’s current and future mezzanine loan subsidiaries, or the Mezzanine Loan Subsidiaries, and 49% of the ownership, or the 49% Pledged Interests, of each of our operating partnership’s current and future real estate subsidiaries, or the Real Estate Subsidiaries. The senior secured revolving credit facility also is secured by a joint and several repayment guaranty from us and each of the Mezzanine Loan Subsidiaries and a collateral assignment of loan documents by each of the Mezzanine Loan Subsidiaries and our operating partnership. In addition, contemporaneous with entry into the Revolving Facility Credit Agreement, our operating partnership and KeyBank have entered into buy-sell agreements whereby, following a foreclosure by KeyBank on the 49% Pledged Interests, KeyBank can trigger a process whereby our operating partnership can buy the 49% Pledged Interest from KeyBank or KeyBank can buy the non-pledged 51% ownership interest of our operating partnership in each of the Real Estate Subsidiaries.

The Revolving Facility Credit Agreement contains certain affirmative and negative covenants, including negative covenants that limit or restrict, among other things, secured and unsecured indebtedness, mergers and fundamental changes, investments and acquisitions, liens and encumbrances, dividends, transactions with affiliates, burdensome agreements, changes in fiscal year and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the credit facility are as follows:

•	Our company must maintain a consolidated net worth of at least $30 million plus 75% of the net proceeds any equity offering of our company, our operating partnership or their subsidiaries.

•	Our company's consolidated net worth at December 31, 2012 must be greater than or equal to $50 million.

•	Our company must maintain a ratio of consolidated senior indebtedness to total asset value of not more than 0.65 to 1.00.

•	Our company must maintain a ratio of consolidated total indebtedness to total asset value of not more than 0.70 to 1.00.

•	Our company must maintain a ratio of consolidated adjusted EBITDA to debt service coverage of at least 1.50 to 1.00.

•
Our company must maintain a ratio of the stabilized adjusted net operating income of the Real Estate Subsidiaries to the aggregate amount of the indebtedness of the Real Estate Subsidiaries plus the amount outstanding under the senior secured revolving credit facility of not less than 7.75%.

•	Our company and our operating partnership may not pay dividends in excess of the greater of (x) 95% of AFFO and (y) the amount for our company to maintain its status as a REIT under the Code.

If an event of default shall occur and be continuing under the credit facility, the commitments under the credit facility may be terminated and the principal amount outstanding under the credit facility, together with all accrued and unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable by KeyBank.”

Certain Relationships and Related Transactions

The following language is added immediately following the final sentence of the first paragraph on page S-66 of Supplement No. 3.

“In connection with the closing of the City Vista Mezzanine Loan, we received a loan fee of 2% of the amount of the City Vista Mezzanine Loan funded on the closing date, or $112,825. In addition, we paid a fee of $56,412, or 1.0% of the amount of the City Vista Mezzanine Loan funded on the closing date, to our manager as an acquisition fee in accordance with the terms of the management agreement, of which WOF received $564 through its special limited liability company interest in our manager. As the City Vista Mezzanine Loan is drawn by the borrower, the lender will receive a loan fee of 2% of the amount funded from time to time to the borrower and we will pay to our manager a fee of 1% of the amount funded from time to time to the borrower as an acquisition fee in accordance with the terms of the management agreement.

Finally, in connection with the closing of the City Park Mezzanine Loan, we received a loan fee of 2% of the amount of the City Park Mezzanine Loan funded on the closing date, or $104,430. In addition, we paid a fee of $50,715, or 1.0% of the amount of the City Park Mezzanine Loan funded on the closing date, to our manager as an acquisition fee in accordance with the terms of the management agreement, of which WOF received $507 through its special limited liability interest in our manager. As the City Park Mezzanine Loan is drawn by the borrower, the lender will receive a loan fee of 2% of the amount funded from time to time to the borrower and we will pay to our manager a fee of 1% of the amount funded from time to time to the borrower as an acquisition fee in accordance with the terms of the management agreement.”

The following language replaces in its entirety the final sentence of the second paragraph on page S-66 of Supplement No. 3.

“For a description of the terms of the Oxford Hampton Mezzanine Loan, Oxford Summit II Mezzanine Loan, City Vista Mezzanine Loan, City Park Mezzanine Loan and the Iris Bridge Loan, see the section entitled “Description of Real Estate Related Investments” included elsewhere in the prospectus.”